UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                       For the Month of August, 2001


                            Koor Industries Ltd.
------------------------------------------------------------------------------
              (Translation of registrant's name into English)


                21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  August 22, 2001




Description                                                      Exhibit




 A.   Translation from Hebrew to English of an Immediate           A
Report (the "Report"), which was served on the Israeli
Securities Authority, The Tel-Aviv Stock Exchange Ltd.
and the Registrar of Companies, on August 16, 2001, regarding Koor Industries Ltd., pre-announcement on second quarter results.




KOOR INDUSTRIES LTD.

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                                                    Office Of Legal Counsel
                                                    21 Ha'arba'ah st.
                                                    Tel-Aviv 64739
                                                    Israel
                                                    Tel.: 972-3-6238420
                                                    Fax: 972-3-6238425

                                                    16 August 2001



The Securities Authority      The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                  Jerusalem 91007

Fax: 02-6513940               Fax: 03-5105379


Dear Sirs,


                    Re: Immediate Report 07/2001
                        Koor Industries Ltd. (Company  No. 52-001414-3)


Koor Industries Ltd. (hereinafter "Koor" or "the Company") hereby gives notice as follows:

1. Preliminary review of the financial results of Koor, including a one-time charge relating to Koor's investment in ECI, as at 30.6.2001

      Following the meeting of the Board of Directors of Koor, the following subjects were agreed this afternoon:

      1.1 As part of the preliminary discussion of the financial results of Koor for the second quarter of 2001, it was resolved that Koor would partially write-off its investment in ECI Telecom Ltd. ("ECI") to 372 million dollars (about $11.5 per ECI share). As a result of this partiall write-off of Koor's investment in ECI, Koor will record a one-time charge of approximately 142 million dollars.

            The decision to reduce the investment in ECI as aforesaid was based, inter alia, on the following reasoning:

            a. Koor records its investment in ECI using the equity method. Statement No. 68 of the Association of Certified Public Accountants in Israel concerning the equity method, stipulates that a loss must be recorded if it results from a decrease in value of an investment, where the fair value of the investment is lower than its book value and the decrease in value is permanent. In other words, the value of the investment for the company as a result of its holding and/or disposal, is lower than its book value. Pursuant to the professional rules, Koor re-examines the fair value of its investment in ECI according to the circumstances.

            b. In view of the negative changes which have occurred in the telecommunications market in Israel and the world, and in view of the difficulties experienced by the companies in this field, among them ECI, Koor re-examined the fair value of its investment in ECI on 31 December 2000, 31 March 2001 and 30 June 2001, basing its examinations, inter alia, on the valuations of Kesselman Finance PricewaterhouseCoopers ("PwC").

            c. According to PwC's valuation as at 30 June 2001, the fair market value of ECI is between 985 million dollars and 1,230 million dollars, and accordingly, the fair value of Koor's holding in ECI is between 340 and 420 million dollars (between $10.6 and $13.2 per share). This value does not include a premium which should be attributed to a holding which constitutes a considerable part of the investee company, such as Koor's holding in ECI.

            d. Based on the above, the Board of Directors of Koor decided to partially write-off Koor's investment in ECI shares to approximately 372 million dollars (i.e. a share price of $11.5 for ECI's share).

      1.2 The net loss of Koor for the second quarter before the one-time charge in respect of the investment in ECI, is expected to be about 26 million dollars. Together with the above mentioned write-off, the expected net loss for the second quarter will amount to about 168 million dollars.

            The above does not purport to be a final report of the business results of Koor for the second quarter, which are subject to adjustments and modifications taking into account the need to complete the preparation and review of the financial statements as at 30 June, 2001, and subject the to final approval of the Board of Directors.

      1.3 The Board of Directors of Koor expressed its confidence in ECI, and decided, in order to reflect that confidence, to announce that it approved that Koor's management to provide a credit line of up to 100 million dollars for ECI during the coming eighteen months, if ECI should need it, on terms not inferior to market terms on the date of opening the credit line.

2. At the request of the Israel Securities Authority ("ISA"), the Company notes the considerations which guided the Board of Directors in the past, when making a decision to partially write-off the value of the investment in ECI to 523 million dollars (about $17 per share), in the financial statements for the quarter ended 31.3.2001.

      The considerations were these:

      2.1 During the first quarter and at the beginning of the second quarter of 2001, ECI separately negotiated and maintained contacts with two large multinational telecommunications corporations for the sale of Lightscape Networks Ltd. ("LSN"), which is one of the principal business units of ECI. A term sheet was signed with one of the multinationals, while with the other, understanding had been reached on the price. LSN's value on which these negotiations and contacts were based, was between 900 and 1,100 million dollars.

            The negotiations and contacts with the potential buyers were stopped by them, due to their own business considerations, which were expressed, inter alia, in profit warnings they published soon after breaking off contact with ECI and which, to the best of our knowledge, did not relate to the value of LSN.

            When the efforts to sell LSN failed to mature, ECI's Management approached a leading international investment bank to review the possibility of raising capital for LSN by way of a private placement. The derived value of LSN according to that investment bank, for the purpose of a private placement, was calculated from the estimated value of LSN for an Intial Public Offering, which was at between 750 and 950 million dollars.

            In January 2001, ECI received valuations which it had commissioned independently from PwC, for the estimated value of several of its business units, in order to determine the exercise prices of employee stock options in those units. These valuations were updated by PwC in April 2001, at the request of ECI. The updated valuations, which ECI received on 16 April, 2001, related to the fair market value of four ECI business units (Enavis, NGTS, Innowave and Inovia), and concluded that the aggregate value of these units was between 520 and 685 million dollars. These valuations did not include any reference to LSN. See Section 2.1 above.

            In addition, ECI holds about 74% of the shares of ECtel (a NASDAQ company). The value of ECI's holdings in ECtel, at stock market prices at the time, was about 200 million dollars.

      2.3 As noted, based on the valuations of PwC and the contacts relating to the LSN buyout, the valuation of the investment bank, the value of ECtel shares and the developments in the telecommunications market, Koor estimated that the total value of ECI as at 31 March, 2001 was between 1,510 and 1,905 million dollars, reflecting a share price of $16.4 - $20.6. The management's estimate did not take into consideration a 10% - 20% premium which should be attributed to a holding which constitutes a considerable part of the company. Accordingly, the Board of Directors decided, at its meeting for approval of the financial statements for the first quarter, to partially write-off the investment in ECI as at 31.3.2001, to 523 million dollars(about $17 per ECI share).

      2.4 At the request of the ISA, we attach hereto the valuations of PwC dated 16 April, 2001, in the format on which the Board of Directors based its decision in the past, when approving the financial statements as at 31 March 2001, subject to some of the detailed sectoral data (such as forecasts, balance sheets, etc.) which exist in the original assessments of PwC having been deleted from them or presented in another form for reasons of ECI's business confidentiality.

            We emphasize strongly that the attached valuations were made and given in April 2001. The four months which have elapsed since then have seen numerous developments, both in the international telecommunications market and in the operations of ECI and its various business units, and therefore those valuations, their contents and/or their findings should not be relied upon. As mentioned in Section 1.1 above, as at 30.6.2001, PwC prepared a full and updated valuation for ECI.


                                             Yours faithfully,


                                             /s/ Shlomo Heller
                                             ---------------------------
                                             Shlomo Heller, Adv.
                                      Legal Counsel and Company Secretary





* The attachments to Immediate Report 07/2001 are being filed in paper with the Securities and Exchange Commission today, August 22, 2001, under a separate Form 6-K report.